06007503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/1/06

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SEC MAIL PROCESSING SECTION RECEIVED 2006 WASH, D.C. 199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CitiStreet Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atrium Drive
(No. and Street)

Somerset, NJ 08873
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James R. Famularo 732-514-2358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

99 High Street, Boston, MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James R. Famularo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CitiStreet Advisors LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILONA WIERZBICKI
ID # 2309207
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/6/2009

Signature

Treasurer and Financial Operations Principal
Title

Sworn to and subscribed before me this 24 day of Feb. 20 06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITISTREET ADVISORS LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Member's Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 7
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	9 - 10

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Member
CitiStreet Advisors LLC:

We have audited the accompanying statements of financial condition of CitiStreet Advisors LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Advisors LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2006

CITISTREET ADVISORS LLC

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	1,331,428	404,737
Commissions receivable		2,445,015	1,629,484
Due from affiliate		11,785,030	6,224,910
Total assets	$	15,561,473	8,259,131
Liabilities and Member's Capital			
Due to affiliate	$	328,526	241,052
Other Liabilities		396,834	—
Total liabilities		725,360	241,052
Member's capital		14,836,113	8,018,079
Total liabilities and member's capital	$	15,561,473	8,259,131

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Commissions and fees	$	12,124,133	6,149,712
Interest income		5,334	5,817
Total revenues		12,129,467	6,155,529
Expenses:			
Management fees		1,643,732	543,579
General and administrative expenses		3,667,701	3,124,998
Total expenses		5,311,433	3,668,577
Net income	$	6,818,034	2,486,952

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Changes in Member's Capital

Years ended December 31, 2005 and 2004

		2005	2004
Member's capital, beginning of year	$	8,018,079	5,531,127
Net income		6,818,034	2,486,952
Member's capital, end of year	$	14,836,113	8,018,079

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	6,818,034	2,486,952
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Change in commissions receivable		(815,531)	(328,149)
Change in other liabilities		396,834	—
Change in due to/from affiliate, net		(5,472,646)	(2,155,785)
Total adjustments		(5,891,343)	(2,483,934)
Net cash provided by operating activities		926,691	3,018
Increase in cash		926,691	3,018
Cash and cash equivalents, beginning of year		404,737	401,719
Cash and cash equivalents, end of year	$	1,331,428	404,737

See accompanying notes to financial statements.

(1) Nature of Business

CitiStreet Advisors LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the SEC. The Company is a wholly owned subsidiary of CitiStreet LLC. CitiStreet LLC, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet LLC through its subsidiaries, provides recordkeeping and administrative services, investment advisory, broker-dealer services and outsourcing for defined benefit and defined contribution retirement plans and health and welfare plans in the United States of America and globally, in all cases for businesses, not-for-profit entities, and government entities. In addition, sales and marketing activities are performed for those services and functions.

The Company refers participants in plans administered by its affiliates (who wish to establish individual retirement (IRA) accounts or other brokerage accounts) to full-service broker-dealers. It also offers investment advisory services to plan participants and individuals who have established IRAs or other brokerage accounts.

(2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenue in the month services are performed, regardless of the period billed or collected. An accrual is recorded for all unbilled but provided services during that period. The Company records fees related to investment advisory services and commissions related to clients' IRA and brokerage accounts as the services are rendered.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of a certificate of deposit with an original maturity of 90 days or less when purchased and a cash management account.

(4) Income Taxes

For federal and state income tax purposes, the Company is deemed to be a single-member disregarded entity. Accordingly, Company earnings are taxable to the member directly; therefore, no tax provision has been made in these financial statements.

(Continued)

(5) Transactions with Affiliates

The Company had an agreement with CitiStreet Associates LLC (Associates) covering the time period of January 1, 2005 through August 31, 2005, under which Associates provided the Company with management, marketing, and administrative facilities and services, including the use of Associates' sales personnel. As part of this agreement, Associates acted as the Company's paying agent for payment of the Company's management services and operating costs. Fees for these services are based on the Company's share of the combined revenues of Associates and the Company applied to those allocable expenses incurred by Associates thru August 31, 2005. Total fees paid to Associates, and recorded as management fees, were $422,160 and $543,579 for the eight months ending August 31, 2005 and year ended December 31, 2004, respectively. The agreement with Associates was terminated as of August 31, 2005 as part of a corporate action. The Company is now operating under an agreement with CitiStreet LLC effective September 1, 2005. As part of this agreement, CitiStreet LLC acts as the Company's paying agent for payment of the Company's management services and operating costs. Total fees paid to CitiStreet LLC, and recorded as management fees were $1,221,572 for September 1, 2005 to December 31, 2005 and $0 for 2004.

Due from affiliate as of December 31, 2004 represents cash held by Associates on behalf of the Company. Due from affiliate of $11,785,030 as of December 31, 2005 represents cash held by CitiStreet LLC on behalf of the Company. Due to affiliate of $328,526 and $241,052 at December 31, 2005 and December 31, 2004, respectively, represent management fees owed to CitiStreet LLC in 2005 as compared to fees owed to Associates in 2004.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness (as defined) and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $606,068, which is $557,708 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.20 to 1 as of December 31, 2005.

(7) Rules 15c3-3 and 17a-13

In accordance with the National Association of Securities Dealers, Inc. rules, the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

CITISTREET ADVISORS LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005

Net capital:		
Total member's capital	$	14,836,113
Deductions:		
Nonallowable assets:		
Commission receivable		(2,445,015)
Due from affiliate		(11,785,030)
Total nonallowable assets		(14,230,045)
Net capital	$	606,068
Aggregate indebtedness	$	725,360
Computation of basic net capital requirement:		
Minimum net capital required:		
$25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	48,360
Excess net capital at 1,500%		557,708
Excess net capital at 1,000%		533,532
Ratio of aggregate indebtedness to net capital		1.20 to 1

As required by the Securities and Exchange Commission (the SEC), the Company has filed financial statements in the form prescribed by the SEC on Part IIA of the FOCUS report as of December 31, 2005 (the Filing)

Provided below is a summary of the differences between the results of the net capital computation in the Filing as compared to the results of the computation from the audited financial statements:

		Filing	Difference from above
Net capital:			
Total member's capital	$	14,836,113	—
Deductions:			
Nonallowable assets:			
Commission receivable		(2,807,887)	362,872
Due from affiliate		(11,785,030)	—
Total nonallowable assets		(14,592,917)	362,872
Net capital	$	243,196	(362,872)
Aggregate indebtedness	$	266,305	459,055
Minimum net capital required:			
$25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	25,000	23,360
Excess net capital at 1,500%		218,196	339,512
Excess net capital at 1,000%		216,566	316,966
Ratio of aggregate indebtedness to net capital		1.10 to 1	1.20 to 1

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
CitiStreet Advisors LLC:

In planning and performing our audit of the financial statements and supplemental schedule of CitiStreet Advisors LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006